

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2019

Trevor Baldwin
Chief Executive Officer
BRP Group, Inc.
4010 W. Boy Scout Blvd.
Suite 200
Tampa, FL 33607

> **Re: BRP Group, Inc.**
> **Amendment No. 1 to Registration Statment on Form S-1**
> **Filed October 11, 2019**
> **File No. 333-233908**

Dear Mr. Baldwin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2019 letter.

Amendment No. 1 to Registration Statment on Form S-1 filed October 11, 2019

Capitalization, page 60

1.   Please explain the difference between the $65,274,749 pro forma as adjusted additional paid in capital and the $72,332,679 disclosed in the unaudited pro forma balance sheet on page 74.

<u>Dilution, page 79</u>

2.   In the third paragraph of this section and elsewhere, as applicable, such as in the table, please revise to say Pro forma net <u>negative</u> tangible book value with respect to either the aggregate or per share amounts. Also, provide us with the calculation of the pro forma net negative tangible book value per share of $(4.01).

3.   Please provide us with the calculation of the pro forma as adjusted net tangible book value of $40 million.

<u>Exclusive Forum Provision, page 180</u>

4.   We note your response to prior comment 16 that this provision will not apply to claims arising under the Securities Act or Exchange Act. Please revise the exclusive forum provision in the governing documents to state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

    You may contact Vanessa Robertson at 202-551-3649 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Finance

cc: Richard D. Truesdell, Jr.